UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.      )*
ESS TECHNOLOGY, INC.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
269151 10 6
(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	269151 10 6

1	NAMES OF REPORTING PERSONS THE CHAN FAMILY FOUNDATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	STATE OF CALIFORNIA

	5	SOLE VOTING POWER

NUMBER OF		3,264,826

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,265,826

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,265,826

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.2% based on 35,547,323 total shares outstanding as of December 31, 2007.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Item 1(a). Name of Issuer:
          ESS Technology, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
          48401 Fremont Blvd., Fremont, California 94538
Item 2(a). Name of Person Filing:
          The Chan Family Foundation
Item 2(b). Address of Principal Business Office or, if none, Residence:
          19770 Stevens Creek Blvd., Cupertino, CA 95014
Item 2(c). Citizenship:
          Organized in the State of California
Item 2(d). Title of Class of Securities:
          Common Stock, no par value
Item 2(e). CUSIP Number:
          269151 10 6
Item 3. If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:
          Not Applicable
Item 4. Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned:
          3,264,826 as of December 31 2007
(b)	Percent of Class:
          9.2% based on 35,547,323 total shares outstanding as of December 31, 2007.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote
3,265,826
(ii)	Shared power to vote or to direct the vote of 0

(iii)	Sole power to dispose or to direct the disposition
3,265,826

(iv)	Shared power to dispose or to direct the disposition of 0
Item 5. Ownership of Five Percent or Less of a Class.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
          N/A
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
          N/A
Item 8. Identification and Classification of Members of the Group.
          N/A
Item 9. Notice of Dissolution of Group.
          N/A
Item 10. Certification.
          (a) The following certification shall be included if the statement is filed pursuant to §240.13d-1(b)
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
          (b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c)
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008
CHAN FAMILY FOUNDATION

	By:	/s/ Edward YC Chan Edward YC Chan

	Title:	Chief Financial Officer